UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)

GEEKNET, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
83616W101
(CUSIP Number)

Suzanne Present Marlin Sams Fund, L.P. 555 Madison Avenue New York, New York 10022 (212) 843-0542
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 26, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83616W101	Page 2 of 5 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: WILLIAM M. SAMS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14	TYPE OF REPORTING PERSON IN

CUSIP No. 83616W101	Page 3 of 5 Pages
SCHEDULE 13D

This Amendment No. 13 to Schedule 13D is filed by the Reporting Person named herein to amend and supplement the Schedule 13D, dated June 12, 2008, as amended by Amendment No. 1 to the Schedule 13D, dated August 29, 2008, Amendment No. 2 to the Schedule 13D, dated September 4, 2008, Amendment No. 3 to the Schedule 13D, dated September 11, 2008, Amendment No. 4 to the Schedule 13D, dated December 5, 2008, Amendment No. 5 to the Schedule 13D, dated June 1, 2009, Amendment No. 6 to the Schedule 13D, dated November 9, 2009, Amendment No. 7 to the Schedule 13D, dated November 17, 2009, Amendment No. 8 to the Schedule 13D, dated December 10, 2009, Amendment No. 9 to the Schedule 13D, dated June 2, 2010, Amendment No. 10 to the Schedule 13D, dated May 12, 2011, Amendment No. 11 to the Schedule 13D, dated March 18, 2014 and Amendment No. 12 to the Schedule 13D, dated September 16, 2014, with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of Geeknet, Inc., a Delaware corporation (the “Company”).

Item 1.    Security and Issuer.

No material change.

Item 2.    Identity and Background.

No material change.

Item 3.    Source and Amount of Funds or Other Consideration.

No material change.

Item 4.    Purpose of Transaction.

No material change.

Item 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

Mr. Sams sold 491,177 shares of Common Stock at $17.21 per share on May 26, 2015 and 148,823 shares at $19.84 per share on June 2, 2015. All transactions were conducted in the open market. Following these transactions, Mr Sams no longer owned any shares of Common Stock.

CUSIP No. 83616W101	Page 4 of 5 Pages
SCHEDULE 13D

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

No material change.

Item 7.     Materials to be Filed as Exhibits.

None.

CUSIP 83616W101	Page 5 of 5 Pages
SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 8, 2015

WILLIAM M. SAMS
/s/ William M. Sams